                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                             Sterling Software, Inc.
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $0.10 per share
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   859547-10-1
                 ----------------------------------------------
                                 (CUSIP NUMBER)

                                 Ronald Buchanan
                                   Lorne House
                             Castletown, Isle of Man
                                011-44-624-823579
- --------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  March 6, 1995
                 ----------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 859547-10-1                  13D

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lorne House Trust Limited
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  / /
                                                                        (b)  / /


- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(a)                                                            / /


- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Isle of Man, British Isles
- --------------------------------------------------------------------------------
   NUMBER OF        7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY            1,101,588
   OWNED BY         ------------------------------------------------------------
     EACH           8    SHARED VOTING POWER
   REPORTING
    PERSON               0
     WITH           ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         1,101,588
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,101,588
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 859547-10-1                  13D

     Pursuant to Rule 13d-2(c) of the Act, this Schedule 13D is being amended and restated in its entirety.

Item 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock, $.10 par value per share (the "Common Stock"), of Sterling Software, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 8080 North Central Expressway, Suite 1100, Dallas, Texas 75206.

Item 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by Lorne House Trust Limited, a corporation organized in the Isle of Man, British Isles ("Lorne House"). Lorne House, its executive officers, directors and controlling stockholders are sometimes hereinafter referred to collectively as "Reporting Persons."

          Lorne House is principally engaged in the business of portfolio, trust and company management services and has its principal business and executive offices at Lorne House, Castletown, Isle of Man, British Isles.

          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body resulting in subjection to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The Bulldog Non-Grantor Trust ("Bulldog"), which was a reporting person through Amendment No. 2 to this statement, has previously ceased to be the beneficial owner of more than 5% of the Company's Common Stock solely as a result of an increase in the aggregate number of shares of Common Stock outstanding. Bulldog is therefore no longer reporting on this statement.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable.

Item 4.   PURPOSE OF TRANSACTION.

          The shares of Common Stock that have been acquired by Lorne House, through two trusts of which it is trustee, have been acquired for investment. Depending on market conditions and other factors they may deem material to an investment decision, the Reporting Persons may purchase additional shares of Common Stock or may dispose of all or a portion of the shares of Common Stock they now beneficially own or may hereafter acquire. Except as

CUSIP NO. 859547-10-1                  13D

set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          On March 6, 1995, 350,000 of the shares of Common Stock beneficially owned by Lorne House were transferred, for no consideration, to another trust with a separate and independent trustee.

          Lorne House beneficially owns 1,101,588 shares, or 4.6%, of the Common Stock of the Company. Lorne House beneficially owns all of such shares indirectly as trustee of two trusts. Lorne House has sole dispositive and voting power with respect to all of such shares.

          Except as reported in this Item 5, no transactions in the Common Stock were effected by the Reporting Persons during the 60 days preceding the date of this amendment.

          On March 6, 1995, Lorne House ceased to be the beneficial owner of more than five percent of the Common Stock and will no longer be filing reports on Schedule 13D with respect to the Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1.     Agreement pursuant to Rule 13d-1(f)(1)(iii).

CUSIP NO. 859547-10-1                  13D

                                   SIGNATURES

     After reasonable inquiry, and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 10, 1995                  Lorne House Trust Limited



                                      By:  /s/ RONALD BUCHANAN
                                          -------------------------------------

                                      Its: Managing Director
                                          -------------------------------------